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                                            UNITED STATES                                                     OMB APPROVAL
                                 SECURITIES AND EXCHANGE COMMISSION                                OMB Number             3235-0058

                                       Washington, D.C.  20549                                     Expires:           June 30, 1994
                                                                                                   Estimated average burden
                                             FORM 12b-25                                           hours per response  . . . . 2.50


                                       NOTIFICATION OF LATE FILING                                         SEC FILE NUMBER
                                                                                                               0-11434

                                                                                                          CUSIP NUMBER
                                                                                                            015426109
 (Check One):    /X/Form 10-K    / /Form 20-F   / /Form 11-K     / /Form 10-Q   / /Form N-SAR
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                 For Period Ended: June 30, 1995
                 / / Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR
                 For the Transition Period Ended:______________________________

    Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

 PART I - REGISTRANT INFORMATION
________________________________________________________________________________
 Full Name of Registrant
                         ALFIN, INC.
________________________________________________________________________________
 Former Name if Applicable
                           ALFIN FRAGRANCES, INC.
________________________________________________________________________________
 Address of Principal Executive Office (Street and Number)
                           720 Fifth Avenue, 8th Floor
________________________________________________________________________________
 City, State and Zip Code
                          New York, NY 10019

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)     The subject annual report, semi-annual report, transition
[x] report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                 or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-K could not be filed on a timely basis because the Registrant was unable to receive certain information on a timely basis. As soon as the Registrant obtains such information, the Form 10-K will be filed, but in no event later than November 13, 1995.

                                                 (Attach Extra Sheets if Needed)

                                                                SEC 1344 (11-91)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    MICHAEL D. FICKE             (201)                     767-6880
    ----------------         --------------            --------------------
       (Name)                 (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports(s).

                                                 /X/ Yes  / / No

--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 / / Yes  /X/ No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                 ALFIN, INC.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


  Dated   October 27, 1995        By  /s/ Michael D. Ficke
         --------------------     ----------------------------------------------
                                           Michael D. Ficke/Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.